LAW OFFICES                                                    KIMBERLY M. COPP
SHEFSKY & FROELICH LTD.                                  DIRECT: (312) 836-4068
                                                      FACSIMILE: (312) 275-7557
111 EAST WACKER DRIVE, SUITE 2800                  E-Mail: kcopp@shefskylaw.com
CHICAGO, ILLINOIS 60611

TELEPHONE (312) 527-4000
FACSIMILE (312) 527-5921                                        IN REFERENCE TO
E-MAIL SFLTD@SHEFSKYLAW.COM
                                                                      027110-01



                                  June 13, 2005


Via Edgar Filing
Ms. Abby Adams
Special Counsel, Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Washington, D.C. 20549

      Re: Comment Letter dated June 3, 2003 regarding Mind2Market, Inc. Schedule 14f-1 and Schedule 14f-1/A Filed May 26, 2005

Dear Ms. Adams:

      We are writing on behalf of our client, Health Partnership Inc. (f/k/a Mind2Market, Inc.) (the "Company"), in response to the above-referenced SEC comment letter dated June 3, 2005. The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter. In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

General

1. Revise the cover page to provide the company's correct telephone number. The number appears to be inaccurate.

RESPONSE:

      Since the date of the filing of the Schedule 14f-1/A (Amendment No. 1), the Company has changed is name from "Mind2Market, Inc." to "Health Partnership Inc." and also has changed the address and telephone number of its principal executive offices. The Schedule 14f-1/A (Amendment No. 2) filed with the SEC on June 13, 2005 (the "Revised Schedule") provides the Company's new address and telephone number on the cover page. Please be advised that the Company's name change was announced on a Form 8-K filed with the Securities and Exchange Commission on May 26, 2005.

Ms. Abby Adams
June 13, 2005
Page 2

2. We are unable to locate the changes made in the amended filing. Please advise.

RESPONSE:

      Attached hereto as Appendix A are pages of the Schedule 14f-1/A (Amendment No. 1) which are marked to show changes made to the Schedule 14f-1/A (Amendment No. 1) from the original Schedule 14f-1. The changes made from the two documents are minor but were necessary to accurately reflect the change in control transaction.

Corporate Governance

3. Revise to provide the disclosure required in Item 7 of Schedule 14A, to the extent you have not done so. For example, we note the following:

o We note that you do not have a nominating committee or a committee performing similar functions. Provide the disclosure required by Item 7(d)(1) of Schedule 14A.

o You state, "We are not a listed company under SEC rules and are, therefore, not required to have an audit committee comprised of independent directors." Please clarify this disclosure. In addition, revise the disclosure whether your entire board is independent and under what standard you have made this determination, as required by Item 7(d)(3)(iv)(B) of Schedule 14A.

o     Revise to provide the information required by Item 7(d)(2)(ii)(F)-(J) of
      Schedule 14A. See the Instruction to paragraph (d)(2)(ii) of that Item.

RESPONSE:

      (a) With regard to the information required by Item 7(d)(1) of Schedule 14A, in the Schedule 14f-1/A (Amendment No. 1) under the heading "MANAGEMENT - Corporate Governance," the Company has indicated that it does not have a standing nominating committee and that the entire board of directors serves in this capacity. In the Revised Filing under the same heading, the Company has further explained why it does not have a standing nominating committee.

      (b) With regard to the information required by Item 7(d)(3)(iv)(B) of
Schedule 14A, in the Schedule 14f-1/A (Amendment no. 1) under the heading "MANAGEMENT - Corporate Governance," the Company indicated that no members of the board of directors are considered independent. In the Revised Filing under the same heading, the Company has clarified the standard of independence.

      (c) With regard to the information required by Item 7(d)(2)(ii)(F)-(J) of
Schedule 14A, in the Schedule 14f-1/A (Amendment No. 1) under the heading

Ms. Abby Adams
June 13, 2005
Page 3

"MANAGEMENT - Corporate Governance," the Company has provided clarifications regarding the director nominating process.

                                      * * *

      The Company has advised us that it acknowledges that:

o it is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

      We appreciate the opportunity to respond to the staff's questions. We believe that this response addresses the matters raised in the Comment Letter. If you have any additional questions or comments, please do not hesitate to contact me.

                                Very truly yours,

                                SHEFSKY & FROELICH LTD.

                                /s/ Kimberly M. Copp
                                -----------------------
                                Kimberly M. Copp